Ministero

dell’Economia e delle Finanze

DIPARTIMENTO DEL TESORO

DIREZIONE II

October 7, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ellie Quarles, Corey Jennings

RE:           Republic of Italy (“Italy”)

Registration Statement under Schedule B

File No. 333-234057

Dear Madam/Sir,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Republic of Italy hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 12 p.m., Eastern Time, on October 7, 2019, or as soon thereafter as possible.

Sincerely yours,

/s/ Davide Iacovoni
Dott. Davide Iacovoni
Director General – Treasury
Department – Directorate II
Ministry of Economy and Finance

Cc:     Lorenzo A. Corte

Pranav Trivedi

(Skadden, Arps, Slate, Meagher & Flom (UK) LLP)